SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. ________)*

                            Mercury Finance Company
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                  589395 10 2
                                 (CUSIP number)

                                 Gary A. Spiess
                           General Counsel and Clerk
                           Bank of Boston Corporation
                               100 Federal Street
                          Boston, Massachusetts 02110
                                 (617) 434-2870
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                JANUARY 10, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   NOTE:   Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

1.    NAME OF REPORTING PERSONS
      S.S. OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS

               Bank of Boston Corporation         04-2471221

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
              N/A                                          (A)  [ ]
                                                           (B)  [ ]

3.    SEC USE ONLY



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       OO
                                  (See Item 3)

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(D) OR 2(E)                                              |X|

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Massachusetts

NUMBER OF SHARES  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
WITH:
      7.   SOLE VOTING POWER

                                   32,728,708
           (subject to certain agreements described in Item 6 below)

      8.   SHARED VOTING POWER

                                      None

      9.   SOLE DISPOSITIVE POWER
                                   32,708,333
           (subject to certain agreements described in Item 6 below)

      10.  SHARED DISPOSITIVE POWER

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   32,708,333

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES(SEE INSTRUCTIONS)                              [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.5% of the Common Stock outstanding on January 10, 1997, assuming consummation of the Merger.

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO
                                       HC

ITEM 1.    SECURITY AND ISSUER.

      This statement relates to the common stock, par value $1.00 per share (the "Common Stock"), of Mercury Finance Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 100 Field Drive, Suite 340, Lake Forest, Illinois 60045.

ITEM 2.    IDENTITY AND BACKGROUND.

      (a)-(c) and (f) This statement is being filed by Bank of Boston Corporation, a Massachusetts corporation ("BKBC"). The principal executive offices of BKBC are located at 100 Federal Street, Boston, Massachusetts 02110.

      BKBC is a registered bank holding company which, through its subsidiaries and joint ventures, is engaged in providing a wide variety of financial services to individuals, corporate and institutional customers, governments and other financial institutions. These services include personal banking, consumer finance, private banking, trust, mortgage origination, domestic corporate and investment banking, leasing, global banking, commercial real estate lending, correspondent banking, and securities and payments processing. The major banking subsidiaries of BKBC include The First National Bank of Boston, BayBank, N.A., Bank of Boston Connecticut and Rhode Island Hospital Trust National Bank.

      Information as to each of the executive officers and directors of BKBC is set forth on Schedule I hereto. Each of such persons is a citizen of the United States, except for Mr. Sacerdote, who is a citizen of Argentina, and Messrs. Craide and Meirelles who are citizens of Brazil.

      (d) During the last five years, neither BKBC nor, to the best of BKBC's knowledge, any of the individuals named in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, neither BKBC nor, to the best of BKBC's knowledge, any of the individuals named in Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that, on December 22, 1995, the Securities and Exchange Commission issued an order pursuant to Section 21C of the Securities Exchange Act of 1934 ("Exchange Act"), that BKBC cease and desist from violation of Section 13(a) of the Exchange Act and Rules 12b-20 and 13a-13 thereunder. This order was based on a finding by a SEC administrative law judge that an Exchange Act report filed by BKBC in 1989 had been misleading.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As more fully described in Item 4 below, pursuant to the terms of the Merger Agreement (as defined below), BKBC will acquire, upon the occurrence of specified events, indirect beneficial ownership of 32,708,333 shares of Common Stock from the Company in exchange for the acquisition by the Company, through a merger, of Fidelity Acceptance Corporation, a Minnesota corporation and an indirect, wholly-owned subsidiary of BKBC ("Fidelity").

ITEM 4.    PURPOSE OF TRANSACTION.

      On January 10, 1997, BKBC, Fidelity and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, subject to the satisfaction of certain conditions precedent, a wholly owned subsidiary of the Company to be organized under the laws of the State of Minnesota (the "Merger Subsidiary") will be merged into Fidelity (the "Merger"). Pursuant to the Merger Agreement, all of the shares of Fidelity capital stock outstanding at the effective time of the Merger (other than shares held by Fidelity as treasury stock) shall become and be converted into 32,708,333 shares of Common Stock. At present, all of the outstanding stock of Fidelity is held by Bank of Boston Connecticut, an indirect, wholly owned subsidiary of BKBC, so that the foregoing shares of Common Stock of the Company would be issued to Bank of Boston Connecticut upon the closing of the Merger.

BKBC has, however, reserved the right to cause those shares of Common Stock to be issued instead to any other subsidiary of BKBC.

      A copy of the Merger Agreement is included as an Exhibit hereto and incorporated herein by reference. Capitalized terms that are used but not defined herein are defined in the Merger Agreement. Fidelity will be the surviving corporation of the Merger with Merger Subsidiary and will continue its corporate existence under the laws of the State of Minnesota as a wholly owned subsidiary of the Company.

      Pursuant to the Merger Agreement, so long as BKBC shall hold (directly or indirectly) at least 10% of the issued and outstanding shares of the Company's Common Stock, BKBC shall be entitled to designate at least two, and in any event not less than a proportional number (based upon the percentage of the issued and outstanding shares of the Company's Common Stock held (directly or indirectly) by BKBC), of the members of the Board of Directors of the Company. So long as BKBC shall hold (directly or indirectly) less than 10% but at least 5% of the issued and outstanding shares of the Company's Common Stock, BKBC shall be entitled to designate one member of the Board of Directors. All persons to be so designated by BKBC shall be subject to the approval of the Company. As soon as practicable after the Effective Time, BKBC's designees shall become members of the Board of Directors of the Company and the Board of Directors of the Company shall be expanded to the extent necessary to permit such designees to become members of the Board of Directors of the Company.

      See Item 6 below with respect to certain covenants made by BKBC with respect to its ownership of Common Stock.

      Except as set forth in this Item 4 or the Merger Agreement, neither BKBC nor, to the best of BKBC's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

      Consummation of the Merger is subject to the receipt of regulatory approvals and certain other conditions customary in transactions of this nature.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) By reason of its execution of the Merger Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Act, BKBC may be deemed to have the right to acquire the Common Stock described in the Merger Agreement, as to which it would indirectly have sole voting and dispositive power and, accordingly, may be deemed to beneficially own 32,708,333 shares of Common Stock, or approximately 15.5% of the Common Stock outstanding on January 10, 1997, assuming consummation of the Merger. Certain of BKBC's subsidiary banks act as trustees under trusts established by their customers. In that capacity, BKBC's subsidiary banks, in the aggregate, have (i) shared investment power over 375 shares of Common Stock and (ii) sole voting power over 20,375 shares of Common Stock, and have neither sole investment power nor shared voting power over any shares of Common Stock.

      Except as set forth above, neither BKBC nor, to the best of BKBC's knowledge, any of the individuals named in Schedule I hereto, owns any Common Stock.

      (c) Other than transactions in the ordinary course by one of BKBC's subsidiary banks as trustee for any of the trust accounts described above that may have occurred during the past 60 days, neither BKBC nor, to the best of BKBC's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the Common Stock during the past 60 days.

      (d) Other than as may be provided in the applicable instrument with respect to each of the trusts described above, so long as the Merger has not been consummated pursuant to the Merger Agreement, BKBC does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock.

      (e)  Inapplicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Pursuant to the Merger Agreement, BKBC has agreed that, following consummation of the Merger, BKBC and/or its affiliates (i) will not directly of indirectly acquire beneficial ownership of any additional shares of any class of capital stock of the Company or other securities of the Company which are entitled to vote generally in the elections of directors ("Voting Stock"), any securities convertible into or exchangeable for Voting Stock, or any other right to acquire Voting Stock or authorize or make a tender, exchange or other offer for any Voting Stock; provided, however, that BKBC or its affiliates may acquire Voting Stock to obtain "Equity Accounting" treatment so long as such acquisition does not result in BKBC or its affiliates owning more than 20% of the Voting Stock then outstanding; (ii) will take such actions as may be required so that all shares of Voting Stock owned by BKBC and/or its affiliates are voted for nominees to the Board of Directors of the Company in accordance with the recommendation of the Board of Directors and, unless the Company otherwise consents in writing, take such actions as may be required so that all shares of Voting Stock owned by BKBC and its affiliates are voted in accordance with the recommendation of the Board of Directors of the Company; (iii) will be present, in person or by proxy, at all meetings of shareholders of the Company so that all shares of Common Stock held by BKBC and/or its affiliates may be counted for quorum purposes; (iv) will not deposit any shares of Voting Stock in a voting trust or, except as otherwise provided in the Merger Agreement, subject any Voting Stock to any arrangement or agreement with respect to the voting of such stock; (v) will not, without the Company's prior written consent, (a) solicit proxies with respect to any Voting Stock, become a "participant" in any "election contest", seek to advise, encourage or influence any Person with respect to the voting of any Voting Stock, initiate, propose or otherwise solicit stockholders of Company for the approval of one or more stockholder proposals or induce or attempt to induce any other Person to initiate any stockholder proposal, or (b) make any proposal, whether written or oral, to the Board of Directors of Company, any director or officer of Company, or make any public announcement concerning such a proposal, with respect to a tender offer for any Voting Stock, a merger or other similar business combination, sale or transfer of all or substantially all of the assets, liquidation or other extraordinary corporate transactions, in each case, involving Company, or seek to affect or influence control of the Board of Directors of Company or make any public statement with respect thereto; (vi) will not join a partnership, limited partnership, syndicate or other group, or otherwise act in concert with any third person, for the purpose of acquiring or holding Voting Stock; and (vii) will not transfer any shares of Voting Stock except as in accordance with the terms of the Merger Agreement. None of the foregoing shall apply to any Voting Stock held by BKBC or its affiliates as trustee or in any other fiduciary capacity for the benefit of an unaffiliated third party. Furthermore, the foregoing obligations of BKBC or its affiliates concerning the Company's Voting Stock shall terminate upon BKBC and its affiliates owning Voting Stock having less than 3% of the combined voting power of all Voting Stock then outstanding.

      In addition, the Merger Agreement contains certain customary restrictions on the conduct of the business of the Company pending the Merger, including certain customary restrictions relating to the Common Stock. Except as provided in the Merger Agreement or as set forth herein, neither BKBC nor, to the best of BKBC's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

      The summaries of provisions of the Merger Agreement in this Schedule are qualified in their entirety by reference to the Merger Agreement, which is filed as an Exhibit to this Schedule.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

      EXHIBIT 1: Agreement and Plan of Merger, dated as of January 10, 1997, by and among Bank of Boston Corporation, Fidelity Acceptance Corporation and Mercury Finance Company.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


BANK OF BOSTON CORPORATION



By:   /s/ Michael R. Garfield
      Michael R. Garfield
      Assistant Clerk

Dated: January 17, 1997

                                   SCHEDULE I

                        Directors and Executive Officers

                           Bank of Boston Corporation


      The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Bank of Boston Corporation ("BKBC") is set forth below. If no business address is given, the director's or officer's address is Bank of Boston Corporation, 100 Federal Street, Boston, Massachusetts 02110.

                          Directors

           Wayne A. Budd, Senior Vice President
           NYNEX Corp.
           185 Franklin Street
           Boston, Massachusetts  02107

           John A. Cervieri Jr., Chairman and President
           Property Capital Associates, Inc.
           (real estate investment and consulting firm),
           Managing Trustee, Property Capital Trust, and
           Chairman of the Board
           and Chief Executive officer,
           Americana Hotels and Realty Corporation
           P.O. Box 554
           Narragansett, Rhode Island  02882

           William F. Connell, Chairman and Chief Executive Officer Connell Limited Partnership
           (metals recycling and manufacture of industrial products) One International Place
           Boston, Massachusetts  02110

           Gary L. Countryman, Chairman and Chief Executive Officer Liberty Mutual Insurance Company
           175 Berkeley Street
           Boston, Massachusetts  02117

           William M. Crozier, Jr., Chairman of the Board of Bank of Boston Corporation

           Alice F. Emerson, Senior Fellow
           The Andrew W. Mellon Foundation
           President Emerita of Wheaton College
           140 East 62nd Street
           New York, New York  10021

           Charles K. Gifford, Chief Executive Officer
           Bank of Boston Corporation

           Thomas J. May, Chairman and Chief Executive Officer
           Boston Edison Company
           800 Boylston Street
           Boston, Massachusetts  02199

           Donald F. McHenry
           University Research Professor of Diplomacy
           School of Foreign Services and International Relations
           Georgetown University, Room 301
           Washington, DC  20057

           Henrique de Campos Meirelles, President and Chief
           Operating Officer
           Bank of Boston Corporation

           Paul C. O'Brien
           President of The O'Brien Group, Inc.
           (consulting services in community relations and
           external affairs)
           Two International Place, 23rd Floor
           Boston, Massachusetts  02110

           Thomas R. Piper, Lawrence E. Fowraker Professor of Business Administration, Harvard University,
           Graduate School of Business Administration
           Morgan Hall-469
           Soldiers Field Road
           Boston, Massachusetts  92163

           John W. Rowe
           President and Chief Executive Officer
           New England Electric System
           25 Research Drive
           Westborough, Massachusetts  01582

           Richard A. Smith, Chairman of the Board
           Hartcourt General Inc.
           (international and domestic publishing and executive outplacement) and The Neiman-Marcus Group, Inc. (retail specialty stores); Chairman and Chief Executive Officer of GC Companies Inc. (exhibition of motion pictures)
           27 Boylston Street
           Chestnut Hill, Massachusetts  02167

           Glenn P. Strehle, Vice President for Finance and Treasurer Massachusetts Institute of Technology
           Building 4, Room 10
           77 Massachusetts Avenue
           Cambridge, Massachusetts  02139

           William C. Van Faasen, President and Chief
           Executive Officer of Blue Cross and Blue Shield of
           Massachusetts, Inc.
           (non-profit health services company)
           100 Summer Street, 01-31
           Boston, MA  02110

           Thomas B. Wheeler, Chairman and Chief Executive Officer Massachusetts Mutual Life Insurance Company
           1295 State Street
           Springfield, Massachusetts  02111

           Alfred M. Zeien, Chairman of the Board and Chief
           Executive Officer
           The Gillette Company (manufacturer of consumer products) Prudential Tower Building
           Boston, Massachusetts  02199

                               Executive Officers


           Guilliaem Aertsen IV

           Melville E. Blake III

           Robert L. Champion, Jr.

           Barbara F. Clark

           Edward P. Collins

           Carlos Craide

           William M. Crozier, Jr.

           Helen G. Drinan

           Robert E. Gallery

           Charles K. Gifford

           Paul F. Hogan

           Thomas J. Hollister

           Ali Inanilan

           Ira A. Jackson

           Robert T. Jefferson

           John A. Kahnaty

           Lindsey C. Lawrence

           Michael R. Lezenski

           Mark A. MacLennan

           Peter J. Manning

           John L. Mastromarino

           Kathleen M. McGillycuddy

           David E. McKown

           Henrique de Campos Meirelles

           Joanne E. Nuzzo

           Richard A. Remis

           Manuel R. Sacerdote

           William J. Shea

           Gary A. Spiess

           Susannah M. Swihart

           Eliot N. Vestner

           Bradford H. Warner